Exhibit 99.9

Consent of Independent Auditors

        We consent to the incorporation by reference into all outstanding Registration Statements of The Toronto-Dominion Bank and its affiliates filed with the U.S. Securities and Exchange Commission and the Private Placement Memoranda of Toronto Dominion Holdings (U.S.A.), Inc. dated February 24, 2005 and to the use in this Annual Report on Form 40-F of our report dated November 22, 2005 on the consolidated balance sheet of The Toronto-Dominion Bank as at October 31, 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the two year period ended October 31, 2005.

/s/ Ernst & Young LLP	/s/ PriceWaterhouseCoopers LLP
Chartered Accountants	Chartered Accountants

Toronto, Canada	Toronto, Canada
December 11, 2006	December 11, 2006